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EXHIBIT 99.2

Notice of Annual Meeting of Shareholders
and Management Information Circular
 May 7, 2003

THE THOMSON CORPORATION

1	Notice of Annual Meeting of Shareholders
2	Management Information Circular
	2	Voting
	5	Business of the Meeting
	7	Executive Compensation
	12	Compensation of Directors
	13	Performance Graph
	13	Indebtedness of Directors, Executive Officers and Senior Officers
	13	Directors' and Officers' Insurance
	14	Statement of Corporate Governance Practices
	16	Additional Information
	16	Directors' Approval

Notice of Annual Meeting of Shareholders

        The Thomson Corporation is holding its annual meeting of shareholders at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Wednesday, May 7, 2003 at 12:00 noon (EDT) to:

  •
  receive the consolidated financial statements of the company for the year ended December 31, 2002 and the report of the auditors on those statements;

  •
  elect directors;

  •
  appoint auditors and authorize the directors to fix their remuneration; and

  •
  transact any other business properly before the meeting.

        At the meeting we will also report on our 2002 business results. The management information circular with this notice is your guide to understanding the business to be considered at the meeting.

        Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend. The enclosed proxy form contains instructions on how to complete and return your proxy or transmit your voting instructions by mail, telephone, Internet or fax. These instructions are described in the circular. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (EDT) on Monday, May 5, 2003 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

        Please visit our website at www.thomson.com for further information about Thomson.

By order of the board,

David W. Binet
Secretary to the Board of Directors

April 7, 2003

Management Information Circular

ABOUT THIS DOCUMENT

        This circular explains the business to be considered at Thomson's annual meeting of shareholders on May 7, 2003 and other matters. We are sending you this circular in connection with management's solicitation of your proxy for use at the meeting and any adjourned meeting. We are soliciting proxies by mail and our employees may also solicit them personally. We are paying all costs of solicitation.

        See "Voting" below for an explanation of how you can vote on the matters to be considered at the meeting whether or not you decide to attend the meeting.

        All dollar amounts in this circular are in United States dollars unless otherwise noted.

VOTING

What you are voting on

        At the meeting, shareholders are voting on the election of directors, the appointment of auditors of the company and the authorization of the directors to fix the auditors' remuneration. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote

        Holders of common shares as of 5:00 p.m. (EDT) on March 19, 2003 are entitled to vote at the meeting. Each common share is entitled to one vote.

        If you want to vote shares acquired after March 19, 2003 at the meeting, you must request Computershare to include you in the list of shareholders entitled to vote at the meeting and you must produce properly endorsed share certificates or establish in some other way that you owned the shares before 5:00 p.m. (EDT) on April 25, 2003.

        On March 19, 2003 there were 653,004,161 common shares outstanding.

How to vote if you are a registered shareholder

        You are a registered shareholder if your name appears on your share certificates. If your name does not appear on your share certificates, see "How to vote if you are a non-registered shareholder" on page 3. If you are a registered shareholder you may vote in person at the meeting or by proxy. A proxy is a document that authorizes another person to attend the meeting to represent you and cast votes on your behalf. The proxy form for the meeting is enclosed with this circular.

Voting in person

        If you wish to vote in person, you do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare authorizing you to vote the shares on behalf of the corporation.

Voting by proxy

        If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting by proxy in one of two ways:

  •
  you can authorize the management representatives named on the enclosed proxy form to vote your shares. If you choose this option, there are four ways you can give voting instructions:

  •
  By mail.  Complete the enclosed paper proxy form by indicating how you want your shares voted. Sign, date and return the proxy form in the envelope provided. Computershare's address for receiving proxies is 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada.

    •
    By telephone (Canada and the United States only).  Call the toll free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your 14-digit Holder Account Number and five-digit Proxy Access Number ready to convey your voting instructions on the telephone. Your Holder Account Number and Proxy Access Number are located on the front of the enclosed proxy form. If your proxy form does not contain a Holder Account Number and Proxy Access Number, you will not be able to vote by telephone.

    •
    By Internet.  Follow the instructions on the enclosed proxy form in order to vote your shares through the Internet. Please have your proxy form with you when you are ready to vote, as it contains the information you will need to vote your shares through the Internet.

    •
    By fax (Canada and the United States only).  Complete the enclosed paper proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax the completed proxy form to Computershare at (416) 263-9524 or toll free at 1-866-249-7775; or

  •
  you may appoint another person to attend the meeting on your behalf and vote your shares. If you choose this option, you can appoint your proxy by mail, fax or Internet. If you mail or fax the proxy form, you must print that person's name in the blank space provided on the back of the enclosed proxy form and you may indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided or fax the proxy form as described above under "Voting by proxy." You may also appoint another person to be your proxyholder and indicate how you want your shares voted through the Internet as described above under "Voting by proxy." You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

        Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, May 5, 2003.

        If you have completed and signed the enclosed proxy form correctly, and have delivered it to Computershare, then your proxy-holder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular item (by marking FOR or WITHHOLD), then your proxyholder must vote your shares accordingly.

        If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the management representatives named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

  •
  FOR the election as directors of the nominees set out in this circular; and

  •
  FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the company and the authorization of the directors to fix their remuneration.

        If any amendments or variations are proposed to these matters, or if any other matters properly come before the meeting or any adjourned meeting, your proxyholder can vote your shares as he or she sees fit.

How to vote if you are a non-registered shareholder

        You are a non-registered shareholder if your shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian) or in the name of a clearing agency (such as ADP Independent Investor Communications Corporation) in which the intermediary participates.

        There are two ways to vote your shares held by your intermediary. You may vote in person at the meeting or you may vote by proxy in the manner described on page 4. Unless you have previously informed your intermediary that you do not wish to receive material relating to our meetings, you will receive a package from your intermediary (for example, your broker) that contains either a voting instruction form or a proxy form for the number of shares you own. In either case, you should follow the instructions that accompany the voting instruction form or the proxy form.

Voting in person

        If you wish to attend the meeting and vote in person, you should do one of the following:

  •
  if you have received a proxy form from your intermediary, insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the meeting; or

  •
  if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

        You should register with representatives of Computershare when you arrive at the meeting.

        Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, May 5, 2003.

Voting by proxy or giving voting instructions

        If you are a non-registered shareholder and it is not convenient for you to attend the meeting, you should do one of the following:

  •
  if you received a proxy form from your intermediary, you may vote by authorizing the management representatives named on the form to vote your shares. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person's name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or

  •
  if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

        Proxyholders should register with representatives of Computershare when they arrive at the meeting.

How to revoke your proxy or voting instructions

        If you are a registered shareholder and you have returned a proxy form or given voting instructions you may revoke them in any of the following ways:

  •
  by completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;

  •
  by delivering a written statement signed by you or your attorney authorized in writing:

  •
  at the offices of Computershare at any time before 5:00 p.m. (EDT) on May 6, 2003, or, if the meeting is adjourned, the business day before any adjourned meeting; or

  •
  with the chairman of the meeting before the meeting starts; or

  •
  in any other manner permitted by law.

        If you are a non-registered shareholder, you may revoke a proxy or voting instruction (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

4

Votes required for approval

        A simple majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this circular.

Who counts the votes

        Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are not referred to us unless a shareholder has made comments clearly intended for management, the validity of a proxy needs to be determined or it is required to permit management to discharge its legal responsibility to shareholders.

PRINCIPAL SHAREHOLDER

        On March 19, 2003, The Woodbridge Company Limited beneficially owned 418,239,678 of our common shares, or 64.05% of our outstanding common shares, and thus is our principal shareholder.

        Woodbridge is the primary investment vehicle for Kenneth R. Thomson and other members of the family of the late first Lord Thomson of Fleet. Mr. Thomson, a director of our company, controls Woodbridge and other companies that beneficially owned 30,526,353 of our common shares on March 19, 2003. Through Woodbridge and these other companies, Mr. Thomson controls an aggregate of 448,766,031 of our common shares, or 68.72% of our outstanding common shares.

        Note 22 to our 2002 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2002. In March 2003, we sold our 20% interest in Bell Globemedia Inc. to a company owned by the Thomson family for proceeds of $279 million. We appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. On the recommendation of the committee, the board approved the transaction on February 7, 2003.

BUSINESS OF THE MEETING

        At the meeting, you will be asked to:

  •
  elect directors; and

  •
  appoint PricewaterhouseCoopers LLP as auditors and authorize the directors to fix their remuneration.

        Information follows about each of these items.

Election of Directors

        The directors determine the size of the board within limits set by the shareholders. At the meeting, 16 directors are to be elected. Management does not believe that any of the nominees will be unable to serve as a director but if that occurs for any reason before the meeting the persons named in the enclosed proxy form may vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed.

        The table below provides information regarding each of the nominees including the number of shares beneficially owned directly or indirectly by them or over which they exercised control or direction and the number of deferred share units held by them on March 19, 2003.

5

	Director Since	Shares		Deferred Share Units[1]
David K.R. Thomson, Toronto, Ontario[2] Chairman of Thomson and Deputy Chairman of Woodbridge (holding company)	1988	6,070		—
W. Geoffrey Beattie, Toronto, Ontario Deputy Chairman of Thomson and President of Woodbridge (holding company)	1998	100,500		—
Richard J. Harrington, Westport, Connecticut President and Chief Executive Officer of Thomson	1993	15,100		263,210
Ron D. Barbaro, Toronto, Ontario Chairman and Chief Executive Officer of Ontario Lottery and Gaming Corporation (gaming)	1993	25,000		6,685
Robert D. Daleo, Fort Lee, New Jersey Executive Vice-President and Chief Financial Officer of Thomson	2001	1,100		47,219
Steven A. Denning, Greenwich, Connecticut Managing Partner of General Atlantic Partners, LLC (private equity firm)	2000	—		3,914
John F. Fraser, O.C., Winnipeg, Manitoba Chairman of Air Canada (airline)	1989	2,385		7,005
V. Maureen Kempston Darkes, O.C., Miami, Florida Group Vice President, General Motors Corporation and President of GM Latin America, Africa and the Middle East (automobile manufacturer)	1996	500		6,172
Roger L. Martin, Toronto, Ontario Dean of the Joseph L. Rotman School of Management at the University of Toronto (post secondary education)	1999	6,000		4,395
Vance K. Opperman, Minneapolis, Minnesota President and Chief Executive Officer of Key Investment, Inc. (holding company)	1996	40,000		7,059
David H. Shaffer, New York, New York Executive Vice-President of Thomson, Chief Executive Officer of Thomson Financial	1998	40,000		—
John M. Thompson, Greenwich, Connecticut[3] Corporate Director	2003	1,000		—
Kenneth R. Thomson, Toronto, Ontario[2] Chairman of Woodbridge (holding company)	1978	448,766,031	[4]	—
Peter J. Thomson, Toronto, Ontario[2] Deputy Chairman of Woodbridge (holding company)	1995	—		—
Richard M. Thomson, O.C., Toronto, Ontario Corporate Director	1984	31,700		7,626
John A. Tory, Toronto, Ontario President of Thomson Investments Limited (holding company)	1978	501,670		—

1
The deferred share units are held under the non-employee directors' share plan described under "Compensation of Directors" on page 12 except in the case of Messrs. Harrington and Daleo. Messrs. Harrington and Daleo hold their deferred share units under our deferred compensation plan which provides that they will receive shares equal to the number of deferred share units disclosed upon ceasing to be employed by our company.

2
Messrs. D.K.R. Thomson, K.R. Thomson and P.J. Thomson are all members of the same family.

3
Mr. Thompson was appointed to the board of directors on January 23, 2003. He is the retired Vice Chairman of the Board of Directors of IBM Corporation. From 1995 to 2000, Mr. Thompson served as Senior Vice President and Group Executive of IBM's Software Group. Mr. Thompson is also a director of the Robert Mondavi Corporation and TD Financial Group, a financial services company, which has announced that he will become Lead Director and Chairman in April 2003.

In addition, Mrs. K.R. Thomson indirectly beneficially owns 1,320 common shares.

6

Appointment of Auditors

        It is proposed that PricewaterhouseCoopers LLP be reappointed as the auditors of the company to hold office until the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been the auditors of the company since its incorporation in 1977.

EXECUTIVE COMPENSATION

Summary Compensation Table for Named Executive Officers

        Below is a summary of compensation earned during the last three years by our chief executive officer and our next four most highly compensated officers in 2002. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in United States dollars unless otherwise indicated.

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]		Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long-Term Incentive Plan Payouts ($)	All Other Compensation ($)[2]

Richard J. Harrington	2002	1,230,000	1,692,972	437,220	[3]	325,000	—	—	6,000
President and	2001	1,200,000	1,840,800	481,715	[3]	375,000	—	—	5,100
Chief Executive Officer	2000	1,150,000	1,840,000	122,282	[3]	325,000	—	—	5,100

David H. Shaffer	2002	979,167	1,958,334	309,045	[5]	140,000	—	—	5,500
Executive Vice-President of	2001	950,000	1,365,150	206,265	[5]	208,000	—	—	5,100
Thomson and Chief	2000	900,000	1,440,000	251,319	[5]	175,000	—	—	5,100
Executive Officer of Thomson Financial[4]

Brian H. Hall	2002	770,000	975,205	240,535	[6]	115,000	—	—	6,000
Executive Vice-President of	2001	750,000	899,250	326,907	[6]	155,000	—	807,444	5,100
Thomson and President	2000	700,000	1,227,100	—		110,000	—	1,140,861	5,042
and Chief Executive Officer
of Thomson Legal & Regulatory

Robert D. Daleo	2002	710,000	977,244	237,666	[7]	105,000	—	—	5,500
Executive Vice-President	2001	690,000	1,058,460	252,917	[7]	133,000	—	—	4,806
and Chief Financial Officer	2000	650,000	1,040,000	—		110,000	—	929,500	5,100

Ronald H. Schlosser[8]	2002	566,667	741,801	181,362	[9]	100,000	—	198,959	3,475
Executive Vice-President of	2001	525,000	695,363	188,676	[9]	108,000	—	277,875	3,247
Thomson and President	2000	500,000	787,000	—		90,000	—	732,186	3,281
and Chief Executive Officer
of Thomson Learning

1
Amounts are shown if they exceeded the applicable disclosure threshold.

2
These amounts represent our company's matching contributions under our 401(k) savings plan, a company-sponsored savings plan, on behalf of the named executive officers.

3
The amounts for 2002 and 2001 include $329,892 and $401,775, respectively, in respect of an insurance policy for the benefit of Mr. Harrington, of which $6,642 and $4,860, respectively, represent the premium paid by our company for the term life portion of the policy and $323,250 and $396,915, respectively, represent the actuarial equivalent of the benefit to Mr. Harrington of the premium paid by our company for the non-term life portion of the policy. All premiums paid by our company in respect of the non-term life portion of the policy will be repaid to our company no later than the death of Mr. Harrington. See "Pension Plans" on page 9 for a description of the policy. The amount for 2000 also includes $49,595 for the cost of personal transportation services for Mr. Harrington.

4
Mr. Shaffer was Executive Vice-President of Thomson and Chief Executive Officer of Thomson Learning until November 18, 2002, when he was appointed Executive Vice-President of Thomson and Chief Executive Officer of Thomson Financial.

The amounts for 2002, 2001 and 2000 include the cost of life insurance, being $99,337, $101,876 and $99,646, respectively, for Mr. Shaffer. The amounts for 2002, 2001 and 2000 also include $137,545, $59,269 and $92,565, respectively, paid to Mr. Shaffer as compensation for living, travel and related expenses incurred as a result of working a significant distance from his family's principal residence.

7

The amounts for 2002 and 2001 include $206,688 and $251,525, respectively, in respect of an insurance policy for the benefit of Mr. Hall, of which $4,158 and $2,841, respectively, represent the premium paid by our company for the term life portion of the policy and $202,530 and $248,684, respectively, represent the actuarial equivalent of the benefit to Mr. Hall of the premium paid by our company for the non-term life portion of the policy. All premiums paid by our company in respect of the non-term life portion of the policy will be repaid to our company no later than the death of Mr. Hall. See "Pension Plans" on page 9 for a description of the policy.

The amounts for 2002 and 2001 include $181,200 and $216,568, respectively, in respect of an insurance policy for the benefit of Mr. Daleo, of which $3,373 and $2,303, respectively, represent the premium paid by our company for the term life portion of the policy and $177,827 and $214,265, respectively, represent the actuarial equivalent of the benefit to Mr. Daleo of the premium paid by our company for the non-term life portion of the policy. All premiums paid by our company in respect of the non-term life portion of the policy will be repaid to our company no later than the death of Mr. Daleo. See "Pension Plans" on page 9 for a description of the policy.

8
Mr. Schlosser was Executive Vice-President of Thomson and President and Chief Executive Officer of Thomson Scientific & Healthcare until November 18, 2002, when he was appointed Executive Vice-President of Thomson and President and Chief Executive Officer of Thomson Learning.

9
The amounts for 2002 and 2001 include $138,019 and $165,079, respectively, in respect of an insurance policy for the benefit of Mr. Schlosser, of which $2,565 and $1,870, respectively, represent the premium paid by our company for the term life portion of the policy and $135,454 and $163,209, respectively, represent the actuarial equivalent of the benefit to Mr. Schlosser of the premium paid by our company for the non-term life portion of the policy. All premiums paid by our company in respect of the non-term life portion of the policy will be repaid to our company no later than the death of Mr. Schlosser. See "Pension Plans" on page 9 for a description of the policy.

Long-Term Incentive Plans — Awards in 2002

        Messrs. Hall and Schlosser are the only named executive officers who participated in cash long-term incentive plans during 2002. The following table sets forth information concerning Mr. Hall's and Mr. Schlosser's cash-based long-term incentive plans:

			Estimated Future Payouts Under Non-Securities-Price-Based Plans
		Performance or Other Period Until Maturation or Payout
	Securities, Units or Other Rights (#)
Name			Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Brian H. Hall[1]	—	3 years	1	1	1
Ronald H. Schlosser[2]	—	3 years	2	2	2

1
Based on the three-year period ended December 31, 2002, Mr. Hall was eligible to receive a bonus equal to a percentage of his average annual salary for the period based on Thomson Legal & Regulatory meeting certain operating profit and sales targets. No bonus was paid to Mr. Hall.

2
Based on the three-year period ended December 31, 2002, Mr. Schlosser was eligible to receive a bonus equal to a percentage of his average annual salary for the period based on Thomson Scientific & Healthcare achieving above-target operating profit and sales goals. A bonus of $198,959 was paid to Mr. Schlosser.

Option/SAR Grants in 2002

        Under our stock incentive plan, we may grant options to buy shares, stock appreciation rights attaching to option grants, awards of shares and other awards that are valued based upon the fair market value of our company's shares at market close on the day before the grant.

        If tax or securities regulations make it impracticable to make grants under the stock incentive plan, we may allocate units under our phantom stock plan to executive officers and senior employees of our company and our subsidiaries. After being employed with our company for a prescribed length of time, a holder of units is entitled to a payment based on the number of units and the increase, if any, in the market price of the shares from the date of allocation.

        Options and units expire no later than 10 years from the date of issuance or allocation. Options granted under the stock incentive plan and units granted under the phantom stock plan are exercisable at such times as determined on the date of grant. In the case of options and units granted in 2002, 25% are exercisable from and after each anniversary of the date of the grant on a cumulative basis.

        The following table sets forth information concerning grants of options in 2002 under our stock incentive plan to our named executive officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Richard J. Harrington	325,000	11.5%	$26.06	$26.06	December 10, 2012
David H. Shaffer	140,000	5.0%	$26.06	$26.06	December 10, 2012
Brian R. Hall	115,000	4.1%	$26.06	$26.06	December 10, 2012
Robert D. Daleo	105,000	3.7%	$26.06	$26.06	December 10, 2012
Ronald H. Schlosser	100,000	3.5%	$26.06	$26.06	December 10, 2012

        There were no allocations of units under our phantom stock plan to the named executive officers in 2002.

Aggregate Option/SAR Exercises in 2002 and Financial Year-End Option/SAR Values

        The following table sets forth information concerning unexercised options under our stock incentive plan and unexercised units under our phantom stock plan at December 31, 2002. The value of unexercised in-the-money options and units is the difference between the exercise price of the options and units and the closing prices of our common shares on December 31, 2002.

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at December 31, 2002 ($) Exercisable/Unexercisable
Richard J. Harrington	—	—	1,108,916/1,042,334	6,459,789/813,216
David H. Shaffer	—	—	366,833/629,501	286,918/171,631
Brian R. Hall	—	—	219,917/355,084	981,275/307,555
Robert D. Daleo	—	—	214,916/308,084	1,159,456/252,241
Ronald H. Schlosser	—	—	137,500/264,250	601,337/186,778

        No options granted under our stock incentive plan or stock appreciation rights allocated under our phantom stock plan have been repriced.

Pension Plans

        Each named executive officer is entitled to a non-contributory pension at age 62 equal to a percentage of his final year's salary. This percentage is 60% for Messrs. Harrington and Shaffer and 50% for Messrs. Hall, Daleo and Schlosser. In certain circumstances, a named executive officer will be entitled to his pension upon disability. The pension amount will be reduced by 5% for each year by which retirement precedes age 62. A named executive officer will not be entitled to receive any amount under the pension plan if he retires before the age of 55 with less than five years of service.

        In addition, we have put in place an insurance policy for each named executive officer other than Mr. Shaffer. Each policy provides term life insurance to the named executive officer and entitles the named executive officer to an annual supplemental retirement benefit beginning at age 62 of approximately 10% of his final year's salary. The amount will be reduced by 5% for each year by which retirement precedes age 62. If a named executive officer retires before the age of 55, he will not be entitled to receive any amount under the policy. Under the terms of each policy, all premiums paid by the company in respect of the non-term life portion of the policy will be repaid to the company no later than the death of the named executive officer. The company is considering these policies in light of recent regulatory initiatives.

Employment Agreements

        Each named executive officer is a party to an employment agreement. If any of them is terminated without cause, he will receive a payment based on his final year's salary. In the case of Mr. Harrington, the payment is three times his final year's salary. For Mr. Shaffer, the payment is two and one-half times his final year's salary. For each of Messrs. Hall, Daleo and Schlosser, the payment is two times his final year's salary. If any of them is terminated without cause, one-half of all unvested options issued under the stock incentive plan and units allocated under the phantom stock plan are immediately exercisable and the balance is forfeited.

REPORT ON EXECUTIVE COMPENSATION

        Our executive compensation structure encourages executives to achieve exceptional performance. We reward both individual and corporate performance, primarily over the long term, but also in the short term. We expect to pay exceptional compensation for superior performance, and outstanding executives have the opportunity to achieve substantial earnings. Compensation for executives reflects:

  •
  the functions they are performing;

  •
  their contribution to our company;

  •
  their capacity to improve the financial performance of our company;

  •
  their enthusiasm and loyalty; and

  •
  above all, their ability to create value for our shareholders.

        We also believe it is important to compensate our senior executives in the top quartile of the compensation paid by our competitors. We believe this allows us to attract and retain high-quality executives.

        From time to time, we retain consultants to analyze total compensation and its form to ensure our company is competitive in this regard. In 2002, a consulting firm extensively reviewed our executive compensation program and concluded that our program generally provides executives with competitive compensation opportunities, links compensation to performance and value creation and is efficient from an accounting standpoint.

        In 2002, we approved new share ownership guidelines for our senior executives which require them to maintain an equity interest in our company with a value equal to a multiple of their salary. The highest multiple is three times salary and the lowest is one times salary. Compliance is being phased in and the value of deferred share units and common shares acquired in the future pursuant to our 401(k) savings plan will count toward meeting the requirement. We believe that increased share ownership by our senior executives will further align their interests with those of our shareholders.

Total Compensation

        A senior executive's target compensation typically comprises salary, annual and long-term cash incentive bonus plan payments and equity-based incentives. The human resources committee believes this mix aligns the interests of executives with those of shareholders, provides significant cash incentives and assists in keeping our company competitive in the market for high-quality executives.

Salary

        Salary is determined by reference to an executive's performance and salaries prevailing in the relevant market. Increases in base salary are determined primarily by the performance of Thomson, of the market group in which the executive operates, and of the executive. For an executive in one of our company's market groups, the most heavily weighted factors are the performance of that executive and that group. For an executive with corporate-wide responsibilities, the most heavily weighted factors are the performance of that executive and the performance of Thomson as a whole.

        The human resources committee monitors and approves changes in base salary for senior executive officers, including the named executive officers.

Annual Incentive Bonus Plans

        We use annual incentive bonus plans to motivate and reward senior executives. Different plans may be put into effect to address individual executives or businesses. Each market group establishes plans within parameters set by our company which take into account the market conditions of the particular group. The plans typically are designed to reward the individual executive for the direct contribution which he or she can make to our company or his or her market group, and at the most senior levels are related to increases in revenue, operating profit and return on invested capital meeting or exceeding specific targets determined by reference to the strategic plans of our company.

        All annual plans have exacting targets. No payments are made for average performance. Awards for senior executive officers are approved by the human resources committee. Awards for other executives are usually made by the president of Thomson or the president of the relevant market group.

Long-Term Incentive Bonus Plans

        We have in place a number of cash-based long-term incentive bonus plans for key senior executives. These plans are typically three years in duration, coinciding with our company's planning cycles. As with annual incentive bonus plans, payments under long-term plans are not made unless exacting targets are met. Bonus plans established in 2002 were related to targeted increases in revenue, EBITDA and return on invested capital depending upon the particular senior executive. Beginning in 2003, performance under our long-term incentive plans will be measured by the cumulative compound growth of our earnings per common share for the three-year plan period. The human resources committee feels that this provides a stronger link to shareholder value creation.

Equity-Based Compensation Plans

        Our stock incentive plan provides that we may grant options to buy shares, stock appreciation rights attaching to option grants, awards of shares and other awards that are valued with reference to the fair market value of our company's shares on the date of the grant. Our stock incentive plan is described on page 8 under "Option/SAR Grants in 2002."

        Our phantom stock plan provides for the allocation of participation units by the company if tax or securities regulations make it impracticable to make grants under the stock incentive plan. Our phantom stock plan is described on page 8 under "Option/SAR Grants in 2002."

        Allocations under these plans are intended to provide strong incentives for superior long-term future performance. A principal attraction of these plans is that they link compensation to shareholders' interests because the value of the awards to our executives is directly linked to our future stock price.

        Generally, in making grants under the stock incentive plan and allocations under the phantom stock plan, the human resources committee does not take into account the amount of previous allocations. Rather, the committee makes grants with a view to providing competitive total target compensation packages, of which long-term equity should comprise roughly one-third. The committee does not consider it relevant whether an executive has exercised options or units previously granted.

Chief Executive Officer's Compensation

        The salary of our chief executive officer is set by the human resources committee. In setting salary, reference is made to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of comparable size and in comparable markets. The group of companies used for comparative purposes represents a mix of media and general industry companies, with a greater emphasis given to media companies. Reference is also made to information companies with whom we compete.

        The compensation structure for our chief executive officer includes options under our stock incentive plan and participation in an annual incentive bonus plan and, commencing in 2003, in a long-term incentive bonus plan that will pay out based on achieving certain cumulative compound growth rates in earnings per common share. The human resources committee believes that this compensation structure is consistent with compensation programs offered by the company's significant competitors, aligns Mr. Harrington's interests with the interests of shareholders and appropriately compensates Mr. Harrington for the long-term success of the company. The structure of Mr. Harrington's compensation is similar to that of other senior executives of the company.

Composition of the Human Resources Committee

        The human resources committee approves the compensation of the named executive officers and other senior executive officers of the company. This report on executive compensation is presented by the human resources committee, the members of which are set out below.

        Mr. Beattie is the Deputy Chairman of the company and both he and Mr. Tory are officers of certain subsidiaries of the company.

        Members: Richard M. Thomson (Chair); W. Geoffrey Beattie; Steven A. Denning; John A. Tory

COMPENSATION OF DIRECTORS

        The table below sets forth the annual retainers and attendance fees for directors during 2002 and 2003:

	2002 ($)	2003 ($)
Annual board retainer	30,000	35,000
Annual retainer for committee chairs (excluding audit committee chair)	5,000	5,000
Annual retainer for audit committee chair	10,000	10,000
Each board or committee (excluding audit committee) meeting attended in person	1,000	1,000
Each board or committee (excluding audit committee) meeting attended by phone	500	500
Each audit committee meeting attended in person	1,000	2,000
Each audit committee meeting attended by phone	500	1,000
Annual retainer for Chairman	1,000,000	1,000,000
Annual retainer for Deputy Chairman	500,000	550,000

        Neither the Chairman nor the Deputy Chairman receives attendance fees. Except for the Chairman and the Deputy Chairman, directors who are officers of the company or any of its affiliates do not receive any fees. We have granted the Deputy Chairman options to acquire 200,000 of our common shares.

        Non-employee directors can receive up to 100% of their fees in shares or deferred share units. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive deferred share units, units representing the value of the shares are credited to the director's account based on the market value of a share. Deferred share units are paid to the director within one year following termination of board service. Payment will be made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. The amount includes the value of any dividends declared on the shares. We believe this plan further aligns the interests of our directors with the interests of our other shareholders.

        Directors are also reimbursed by the company for reasonable travel expenses incurred in connection with their duties as directors.

PERFORMANCE GRAPH

        The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on Cdn$100 invested in our shares on December 31, 1997 with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Composite Stock Index over the same period.

Cumulative Value of a Cdn$100 Investment

	Years ended December 31 (Cdn$)
	1997	1998	1999	2000	2001	2002
Thomson common shares	100	94	102	156	134	120
S&P/TSX Composite Index	100	98	130	139	122	107
S&P 500 Composite Stock Index	100	129	156	144	125	97

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        As at March 19, 2003, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of the officers, directors, employees and former officers, directors and employees of the company owing to the company.

DIRECTORS' AND OFFICERS' INSURANCE

        Our by-laws indemnify directors and officers against any liability and costs arising out of any action or suit against them from the execution of their duties. The indemnities are subject to the limitations described in the by-laws. We have insurance for the benefit of our directors and officers against any liability incurred by them in their capacity as directors or officers, except where the liability relates to a failure to act honestly and in good faith with a view to the best interests of our company. In March 2002, we were advised that our premium would rise dramatically in light of our offering and listing of common shares in the United States and the directors' and officers' insurance market generally. At that time we initiated discussions with Woodbridge with a view to obtaining comparable coverage at a lower cost. As a result, we currently maintain standard directors' and officers' insurance of $100 million for each director and officer, subject to a maximum of $100 million in any year. Woodbridge has agreed to indemnify the insurer for all liability in excess of $25 million, but less than $100 million, in exchange for an annual fee from us of $625,000. Our aggregate cost of directors' and officers' insurance was $1,400,000 for the period from April 1, 2002 to March 31, 2003, which includes the $625,000 paid to Woodbridge. Each claim against a director or officer is subject to a deductible of $1,000,000 for the individual director or officer or directors and officers as a group, except where the indemnification provided for in the by-laws does not apply.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Governance

        Our governance structure is designed to permit our board of directors to responsibly supervise the management of the business and affairs of the company. The board's principal responsibilities are strategic planning, risk identification and human resources.

        We believe that sustainable value creation for all shareholders including, in particular, shareholders other than the Thomson family, will be fostered through a board that is independent, informed and engaged.

        Responsibility for our governance structure lies, in the first instance, with the corporate governance committee established in 1994 and, more generally, with our board of directors. In light of the high-profile corporate governance failures in 2002 and the subsequent regulatory responses in Canada and the United States, we undertook a thorough review of our board and management practices as they relate to good governance of our company. We are continuing to review our governance practices in response to the Sarbanes-Oxley Act of 2002 in the United States, the New York Stock Exchange's corporate governance rule proposals and the Toronto Stock Exchange's proposed guidelines for improved corporate governance. We await the final versions of a number of these proposed regulatory changes and continue to follow and adopt best practices to ensure strong governance.

        We are, among other things, developing a mandate for the board and position descriptions for the chief executive officer and certain other senior executives of the company and we are reviewing the mandates of our committees.

        As part of our governance structure, the board has ensured that there is in place an appropriate procedure to ensure that inquiries or other communications from shareholders are answered by our investor relations professionals, or referred to an appropriate person in the company.

The Board of Directors

        The board believes that its structure and procedures ensure that it functions independently of management. Of the 16 directors of the company, three are involved in day-to-day management of the business of the company. The remaining 13 directors are unrelated within the meaning of the Toronto Stock Exchange's guidelines for improved corporate governance. Of the 13 unrelated directors, five are affiliated with the controlling shareholder, including the Chairman and the Deputy Chairman. Therefore, there are eight directors who are independent of both management and the controlling shareholder. In other words, 50% of the directors independently represent the 31% interest in the company held by shareholders other than the Thomson family. We believe this fairly reflects the investment in our company by those shareholders. The independent directors are V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Fraser, Martin, Opperman, Thompson and R.M. Thomson. Mr. R.M. Thomson is not related to Kenneth R. Thomson.

        At the conclusion of regular board meetings, directors meet without management present to ensure the board is able to discharge its responsibilities independently of management. The Chairman or Deputy Chairman informs management of the substance of these meetings to the extent that action is required by management. In appropriate circumstances a director can retain an outside advisor with the approval of the corporate governance committee. To facilitate the board's independence from management, we also have a secretary to the board of directors who reports to the Chairman and who also acts as secretary to each of the committees of the board.

        We have a highly secure intranet site for the board which permits the timely distribution of a variety of information including materials required for board meetings. This facility also fosters communication among directors and between directors and management. The board meets at least once a year at the offices of one of its businesses in order to meet operating management and develop a deeper understanding of a particular business or market group.

New Directors

        The corporate governance committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors. The company has retained a search firm in the past to assist it in identifying appropriate candidates.

        In 2002, the corporate governance committee recommended the appointment of John M. Thompson to the board, which took place in January 2003. Prior to his appointment to the board, Mr. Thompson met with the Chairman, the Deputy Chairman and the corporate governance committee. That committee also recommended that in light of the heavy workload of the audit committee, Mr. Thompson be appointed to the audit committee. Accordingly, prior to his appointment to the board, he also met with the chairman of the audit committee.

        The board is currently of the view that its optimal size for effective decision-making and committee work is about 15 members and that it may need to increase beyond that from time to time in anticipation of retirements from the board.

        We provide new directors with orientation materials describing the business of our company and its corporate governance program. New directors also have meetings with our chief executive officer and chief financial officer and early in their tenure visit major facilities and meet with senior market group executives.

Duties of the Board of Directors

        The board of directors has responsibility for:

  •
  the mission, values and long-term objectives and strategies of the company. A critical part of this process is the annual development by management and the board of a three-year business plan, with rigorous but realistic goals;

  •
  approving significant capital expenditures, acquisitions or disposals based on detailed proposals from management;

  •
  significant disclosure and communication policies;

  •
  risk management;

  •
  internal control and management information systems; and

  •
  the appointment and monitoring of senior officers of our company.

        These matters are in addition to those matters which are required by law to receive board consideration and approval, such as the issuance of securities. A formal mandate for the board is being developed to clarify these responsibilities and to complement the written mandates of each of the committees.

        The board regularly receives reports on the operating activities of the company, as well as timely reports on certain non-operational matters, including insurance, pensions, corporate governance and treasury matters.

Committees of the Board of Directors

        There are four committees of the board: the audit committee, human resources committee, corporate governance committee and executive committee. All members of these committees are unrelated within the meaning of the TSX guidelines. The board believes the composition of all committees ensures that they operate independently from management such that all shareholders' interests are appropriately protected. The board also believes that the composition of the audit committee reflects a high level of financial literacy.

        Each committee operates pursuant to a written mandate. In 2002, at the request of the corporate governance committee, a thorough review of each committee's mandate was undertaken. Revised mandates will be brought to the corporate governance committee for discussion and, together with a mandate for the board itself, will be considered by the board.

Audit Committee

        The audit committee is responsible for:

  •
  reviewing the terms of engagement of the company's external auditors, including making recommendations to the board on the nomination of the external auditors and their remuneration;

  •
  ensuring the independence of the external auditors;

  •
  approving the performance of permissible non-audit services by the company's external auditors;

  •
  reviewing internal controls, disclosure controls, financial reporting policies and procedures, and the performance of the company's external auditors;

  •
  reviewing with management and the external auditors the annual and quarterly financial statements, in each case prior to their approval by the full board of directors;

  •
  discussing specific financial reporting and other issues as they arise with management and the external auditors; and

  •
  ensuring the internal audit function is properly carried out.

        The mandate of the audit committee has undergone extensive review in light of a significant number of regulatory developments in the past year. While it will be revised once regulatory initiatives in this area have been settled, the most substantial elements of such initiatives are addressed in the current mandate. In recognition of the workload carried by this committee, the remuneration of the chair of the committee and the attendance fees paid to its members were increased in 2002. Also, responsibility for pension matters is shifting from the audit committee to the human resources committee.

Members: Vance K. Opperman (Chair); Ron D. Barbaro; V. Maureen Kempston Darkes; Roger L. Martin; John M. Thompson

Human Resources Committee

        The human resources committee is responsible for:

  •
  overseeing management of the company's human resources;

  •
  ensuring there are appropriate succession plans for senior positions;

  •
  reviewing the responsibilities of and compensation for executive officers;

  •
  ensuring human resources strategies conform with the company's business goals;

  •
  developing with the Chairman and the Deputy Chairman the objectives for the president and chief executive officer;

  •
  reviewing the company's organizational structure; and

  •
  considering pension matters, including reviewing policies relating to the company's pension plans, especially investment policies and objectives, funding policies and the performance of investment managers in the context of agreed-upon investment performance mandates and criteria.

Members: Richard M. Thomson (Chair); W. Geoffrey Beattie; Steven A. Denning; John A. Tory

Corporate Governance Committee

        The corporate governance committee is responsible for:

  •
  proposing nominees to the board;

  •
  reviewing and making recommendations on matters relating to effective corporate governance;

  •
  assessing the effectiveness of the board, its committees and individual members, including meeting from time to time to explore prospects for more effective governance;

  •
  recommending directors' compensation; and

  •
  considering any transactions that may take place between the company and its controlling shareholder, with any committee members who may be related to the company's controlling shareholder abstaining from voting.

Members: John F. Fraser (Chair); Ron D. Barbaro; W. Geoffrey Beattie; Richard M. Thomson

Executive Committee

        The executive committee meets between regularly scheduled meetings of the full board if directors' consideration of a particular matter is required. Matters generally appropriate for consideration by the executive committee are those not sufficiently material to require full board review and matters already approved in principle by the full board. The executive committee has all the powers of the board except for those reserved to the full board by law, such as approving the issuance of securities.

Members: David K.R. Thomson (Chair); W. Geoffrey Beattie; John A. Tory

ADDITIONAL INFORMATION

        You can obtain copies of our latest annual information form, our comparative financial statements for 2002 together with the report of the auditors on those statements, any financial statements for quarterly periods after 2002 and this circular upon request from us. You will also find additional information about Thomson at www.thomson.com.

DIRECTORS' APPROVAL

        The contents and sending of this circular to shareholders of the company have been approved by the board of directors of the company.

David W. Binet
Secretary to the Board of Directors

Toronto, Ontario
April 7, 2003

THE THOMSON CORPORATION

Metro Center
One Station Place
Stamford,Connecticut 06902
United States
tel 203.969.8700
fax 203.977.8354

Toronto-Dominion Bank Tower
P.O. Box 24
66 Wellington Street West, Suite 2706
Toronto, Ontario M5K 1A1
Canada
tel 416.360.8700
fax 416.360.8812

The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom
tel 44.20.7437.9787
fax 44.20.7734.0561

www.thomson.com

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EXHIBIT 99.2